Exhibit (h)(5)(d)

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

THIS AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT, is hereby made as of August 31, 2020, between The MainStay Funds and MainStay Funds Trust (each a “Trust” and together, the “Trusts”), on behalf of each series of the Trusts as currently in existence and any future share classes of such series, any future series of the Trusts (each a “Fund” and collectively, the “Funds”), and New York Life Investment Management LLC (the “Manager”) (“Agreement”).

WHEREAS, the Manager has been appointed the manager of each of the Funds pursuant to an Agreement between each Trust, on behalf of the Funds, and the Manager; and

WHEREAS, each Trust and the Manager desire to enter into the arrangements described herein relating to the transfer agency expenses of the Funds;

NOW, THEREFORE, each Trust and the Manager hereby agree as follows:

1. The Manager hereby agrees to limit Fund expenses so that net transfer agency expenses do not exceed 0.35% of the average daily net assets attributable to each class of shares of each Fund for an initial term as set forth in Schedule A ("Initial Term").

2. For the purposes of this Agreement, "net transfer agency expenses" means the total annual transfer agency expenses in basis points after deducting any applicable Fund or class-level expense reimbursements or small account fees.

3. The waivers and/or reimbursements described in Section 1 above are not subject to recoupment by the Manager.

4. The Manager understand and intends that the Funds will rely on this Agreement (1) in preparing and filing amendments to the registration statements for the Trusts on Form N-1A with the Securities and Exchange Commission, (2) in accruing each Fund's transfer agency expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Funds to do so.

5. This Agreement shall renew automatically for one-year terms at the conclusion of the Initial Term for each Fund unless the Manager provides written notice of termination prior to the start of the next term or upon approval of the Board of Trustees of the Trusts.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

MAINSTAY FUNDS TRUST

By:	/s/ Jack R. Benintende
Name:	Jack R. Benintende
Title:	Treasurer and Principal Financial and
Accounting Officer

THE MAINSTAY FUNDS

By:	/s/ Jack R. Benintende
Name:	Jack R. Benintende
Title:	Treasurer and Principal Financial
and Accounting Officer

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By:	/s/ Kirk C. Lehneis
Name:	Kirk C. Lehneis
Title:	Senior Managing Director and Chief Operating Officer

SCHEDULE A

FUNDS*	Initial Term
ALL Funds with a Fiscal Year End of 4/30	Expense Limitation from November 1, 2019 through August 31, 2021
ALL Funds with a Fiscal Year End of 10/31	Expense Limitation from November 1, 2019 through February 28, 2021
ALL Funds with a Fiscal Year End of 11/30	Expense Limitation from November 1, 2019 through March 31, 2021

*Any future series or share class of an existing series of the Trusts would be subject to this Agreement for an initial period of no less than a one year from the effective date of the series’ or share class of an existing series’ initial registration statement. Thereafter, this Agreement would automatically renew for any such series or future shares class of an existing series in the same manner as if the series or future share class of an existing series had been in existence at the time of this Agreement.